UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-40155

Cosan S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

COSAN S.A.

CNPJ nº 50.746.577/0001-15

NIRE 35.300.177.045

Publicly held company

CVM Code 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) ("Cosan" or the "Company"), in compliance with CVM Resolution No. 44 and further to the Material Fact disclosed on June 17, 2026, hereby informs its shareholders and the market in general that, following the concurrent exercise of the right of first refusal by the lessees of the land assets located in the State of Mato Grosso (the "Properties"), the parties have executed, on this date, an agreement for the consensual segregation of the Properties, as well as new purchase and sale agreements with SLC Agrícola, Bom Futuro and Alexandre Jacques Bottan (the "Purchasing Lessees"), under the same commercial terms previously agreed upon (total transaction value of R$1.85 billion, of which approximately R$586 million corresponds to Cosan's indirect interest).

The closing of the transaction remains subject to customary conditions precedent for transactions of this nature and is expected to occur by October 30, 2026.

Cosan will keep its shareholders and the market in general duly informed in accordance with the applicable regulations.

São Paulo, July 9, 2026

Rafael Bergman

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2026

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer